Exhibit T3E-7

Angiotech Pharmaceuticals, Inc.

Supplement No. 2

dated July 27, 2012 to the

Offering Memorandum and Consent Solicitation Statement

dated July 3, 2012, as supplemented on July 9, 2012

Offer to Exchange

New 9% Senior Notes due 2016

for up to

$225,000,000 Senior Floating Rate Notes due 2013

and

Solicitation of Consents to Amend the Indenture dated as of

May 12, 2011

THIS EXCHANGE OFFER AND CONSENT SOLICITATION WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 9, 2012, UNLESS EXTENDED OR EARLIER TERMINATED BY US (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE “EXPIRATION TIME”). HOLDERS OF EXISTING NOTES (AS DEFINED HEREIN) MUST TENDER THEIR EXISTING NOTES PRIOR TO THE EXPIRATION TIME TO RECEIVE THE NEW NOTES (AS DEFINED HEREIN). TO RECEIVE THE EARLY TENDER PREMIUM (AS DEFINED HEREIN), HOLDERS OF EXISTING NOTES MUST TENDER THEIR EXISTING NOTES PRIOR TO 11:59 P.M., NEW YORK CITY TIME, ON JULY 23, 2012, UNLESS EXTENDED BY US (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE “EARLY TENDER TIME”). EXISTING NOTES TENDERED MAY BE WITHDRAWN (AND RELATED CONSENTS REVOKED UPON SUCH WITHDRAWAL) AT ANY TIME PRIOR TO THE EARLY TENDER TIME, BUT NOT THEREAFTER.

The following information supplements the Offering Memorandum and Consent Solicitation Statement, dated July 3, 2012, as supplemented on July 9, 2012 (the “Offering Memorandum”) relating to the offer by Angiotech Pharmaceuticals, Inc. (“Angiotech”) to exchange new 9% senior notes due 2016 issued by Angiotech Pharmaceuticals (US), Inc. (the “New Notes”) for Angiotech’s existing Senior Floating Rate Notes due 2013 (the “Existing Notes” and such offer, the “Exchange Offer”), and should be read in conjunction therewith. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Memorandum. Except as expressly modified hereby, the Offering Memorandum and the terms of the Exchange Offer shall remain in full force and effect.

Angiotech has amended the Exchange Offer to increase the aggregate principal amount of Existing Notes being sought from $200 million to $225 million. All references in the Offering Memorandum and Offer Documents to the aggregate principal amount of Existing Notes being sought are hereby amended from $200 million to $225 million. As a consequence of such increase, the aggregate principal amount of New Notes that may be issued is also being increased from up to $204 million to up to $229.5 million. All references in the Offering Memorandum and Offer Documents to the maximum aggregate principal amount of New Notes that may be issued in the Exchange Offer and the maximum aggregate principal amount of New Notes that may be issued under the New Notes Indenture are hereby amended from up to $204 million to up to $229.5 million.

In connection with the increase of the aggregate principal amount of Existing Notes being sought, Angiotech hereby extends the Expiration Time by seven business days from 11:59 p.m., New York City time, on July 31, 2012 to 11:59 p.m., New York City time, on August 9, 2012, which is ten business days from the date of this supplement. All references in the Offering Memorandum and Offer Documents to the Expiration Time are hereby amended accordingly.

In accordance with the Tender Agreement, Angiotech has obtained the consent of the Tendering Holders to extend the Expiration Time as described above.

In connection with the foregoing amendments, the text of the sections entitled “Summary—Summary Consolidated Financial and Other Data” and “Capitalization” are replaced with the following:

“The following table sets forth our cash and cash equivalents and select capitalization as of March 31, 2012 (i) on a historical, unaudited basis and (ii) on an as-adjusted basis, giving effect to the impact of the Exchange Offer (but not taking into account legal fees, deferred financing costs and other expenses). The historical unaudited information has been derived from our unaudited consolidated financial statements for the period ended March 31, 2012, which are incorporated by reference into this Offering Memorandum and which, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for the fair presentation of that information for such period. The adjusted figures do not purport to represent the actual financial impact that will result from the consummation of the Exchange Offer. For purposes of the table below, we have assumed the valid tender of $225 million in aggregate principal amount of Existing Notes for New Notes (along with the valid delivery of the related Consents) prior to the Early Tender Time pursuant to the terms described in this Offering Memorandum.

The select actual and as-adjusted financial data presented below is limited and should be read in conjunction with the sections entitled “Selected Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q filed by us with the SEC, which are incorporated by reference herein. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information”.

The historical financial information presented in our consolidated financial statements incorporated by reference in this Offering Memorandum do not illustrate the effects of the events or conditions occurring after March 31, 2012 and for future periods and may not be indicative of our current or future financial position, results of operations and cash flows. As a result, you are cautioned that there are certain limitations to the usefulness of the historical financial information in evaluating our current and future financial condition, results of operations and cash flows and therefore the historical financial information presented may not be indicative of our future performance.

	As of March 31, 2012
	Actual	As Adjusted
	(Unaudited, dollars in thousands, except for share data)
Cash and cash equivalents(1)	$35,073	$35,073
Select Debt:
Credit Facility (2)	—	—
Existing Notes	$325,000	$100,000
New Notes	—	$229,500
Total debt	$325,000	$329,500
Total stockholders’ equity	$148,448	$148,448
Total capitalization	$473,448	$477,948

(1)	As of June 22, 2012, there was approximately $57.2 million of cash and cash equivalents.

(2)	As of June 22, 2012, there were a nominal amount of borrowings outstanding under the credit agreement, dated as of May 12, 2011, by and among Angiotech, its subsidiaries party thereto, the lenders party thereto and Wells Fargo Capital Finance, LLC (“Wells Fargo”), as arranger and administrative agent (as amended on July 14, 2011 and March 12, 2012, the “Credit Facility”). As of June 22, 2012, there were $2.7 million of letters of credit outstanding under the Credit Facility.”

You should read this supplement together with the Offering Memorandum, including the section entitled “Risk Factors” beginning on page 14 of the Offering Memorandum. However, to the extent that any information in the Offering Memorandum is inconsistent with the information set forth in this supplement, you should rely on the information in this supplement and not on the information in the Offering Memorandum.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or these securities or determined if this supplement or the Offering Memorandum is truthful or complete. Any representation to the contrary is a criminal offense.

ALL INQUIRIES CONCERNING THIS SUPPLEMENT OR THE EXCHANGE OFFER SHOULD BE DIRECTED TO THE INFORMATION AGENT, D.F. KING & CO., INC., AT (800) 755-7250.

July 27, 2012